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April 7, 2015

VIA EDGAR AND ELECTRONIC MAIL

Perry Hindin, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Myers Industries, Inc. (“MYE” or the “Company”)
Preliminary Proxy Statement
Filed March 31, 2015 by GAMCO Asset Management Inc., Mario J. Gabelli,
Philip T. Blazek, F. Jack Liebau, Jr. and Bruce M. Lisman
File No. 001-08524

Dear Mr. Hindin:

We acknowledge receipt of the verbal comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), which we received on April 3, 2015 (the “Staff Comments”) with regard to the above-referenced Preliminary Proxy Statement, filed by GAMCO Asset Management Inc. (“GAMCO”) on March 31, 2015 (the “Proxy Statement”) in connection with the 2015 annual meeting of the Company (the “Annual Meeting”).  We have reviewed the Staff Comments with our client, GAMCO, and provide the following responses on GAMCO’s behalf.

In response to the verbal Staff Comments, GAMCO has revised the Proxy Statement.  See page 1 of the cover letter and pages 7, 17 and 18 of the Proxy Statement.

*     *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:	GAMCO Asset Management Inc.
Steve Wolosky, Olshan Frome Wolosky LLP

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 7, 2015

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Proxy Statement filed by the undersigned on March 31, 2015 (the “Filing”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Filing do not foreclose the Commission from taking any action with respect to the Filing.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GAMCO Asset Management Inc.

By:	/s/ David Goldman
	Name:	David Goldman
	Title:	General Counsel

/s/ David Goldman
David Goldman Attorney-in-Fact for Mario J. Gabelli

/s/ Philip T. Blazek
Philip T. Blazek

/s/ F. Jack Liebau, Jr.
F. Jack Liebau, Jr.

/s/ Bruce M. Lisman
Bruce M. Lisman